Exhibit 99.1

Voting Results of 2025 Annual General Meeting

At Legend Biotech Corporation’s (the “Company”) annual general meeting of shareholders held on June 12, 2025 (the “AGM”), the Company’s shareholders:

•	received the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024;
•	ratified the appointment of Ernst & Young LLP as the Company’s independent auditor for the fiscal year ending December 31, 2025;
•	re-elected each of Dr. Patrick Casey, Mr. Yau Wai Man Philip and Dr. Fangliang Zhang to serve as a Class II director for a three-year term; and
•	authorized each of the directors and officers of the Company to take any and every action that might be necessary to effect the forgoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

A total of approximately 341,943,628 ordinary shares, including those underlying ADSs, representing approximately 92.8% of the ordinary shares issued and outstanding as of May 7, 2025, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Reception of Audited Financial Statements	341,805,292	92.737%	6,184	0.002%	132,152	0.036%
Ratification of appointment of Ernst & Young LLP as Independent Auditor for Fiscal Year 2025	341,855,596	92.750%	7,490	0.002%	80,542	0.022%
Election of Directors
Dr. Patrick Casey (Class II)	336,842,366	91.390%	4,990,816	1.354%	110,446	0.030%
Mr. Yau Wai Man Philip (Class II)	318,544,258	86.425%	23,313,264	6.325%	86,106	0.023%
Dr. Fangliang Zhang (Class II)	327,927,312	88.971%	13,929,848	3.779%	86,468	0.023%
Authorization of Directors and Officers	341,728,190	92.716%	126,066	0.034%	89,372	0.024%